UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Juno Lighting, Inc.

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

482047206

(CUSIP Number)

Howard E. Japlon
Square D Company
1415 South Roselle Road
Palatine, Illinois 60067
(847) 397-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482047206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Schneider Electric SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,552,709 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,552,709 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Square D Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,552,709 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,552,709 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, (the “Common Stock”) of Juno Lighting, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 2.	Identity and Background

This statement is being filed by Schneider Electric SA, a societe anonyme organized under the laws of France (“Schneider”), and Square D Company, a Delaware corporation (“Square D” and, together with Schneider, the “Reporting Persons”).

The principal business of Schneider is manufacturing and marketing products and services related to electricity and automation management, offering products that combine software, communication capabilities and services.  Square D is an indirect wholly owned subsidiary of Schneider whose principal business is marketing electrical distribution and industrial control products, systems and services under the Square D, Telemecanique and Merlin Gerin brands to customers in the United States, Canada and Mexico.

The principal business address of Schneider is 43-45 Boulevard Franklin-Roosevelt, Rueil-Malmaison, France
F-92500.  The principal business address of Square D is 1415 South Roselle Road, Palatine, Illinois 60067.

The name, business address, present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of each executive officer and director of each of the Reporting Persons is set forth on Schedule A hereto and incorporated by reference in its entirety.

During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Square D to enter into the Merger Agreement described in Item 4 below and in consideration thereof, Fremont Investors I, L.L.C., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (collectively, the “Stockholders”) entered into a Voting Agreement (discussed in Item 4 below) with Square D.  Square D did not pay separate consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement.

Item 4.	Purpose of Transaction

On June 29, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Square D and Hera Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Square D (“Merger Sub”) and, solely for the purposes of Article IV and Section 9.12 therein, Schneider Electric  SA.  Pursuant to the Merger Agreement and subject to the conditions set forth therein (including, among other things, adoption and approval of the Merger (as defined below) by the stockholders of the Company and receipt of applicable regulatory approvals), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Square D (the “Surviving Corporation”).  At the effective time of the Merger, (i) each share of Common Stock will be converted into the right to receive $44.00 in cash, without interest (the “Merger Consideration”), and subject to applicable withholding tax, and (ii) each share of preferred stock of the Company will be converted into the right to receive the product of the Merger Consideration multiplied by the number of shares of Company Common Stock into which such share of preferred stock is convertible (determined as of immediately prior to the effective time) in cash, without interest, and subject to any applicable withholding tax. The Merger Agreement also requires the Company to pay all accrued preferred stock dividends immediately before the Merger.  A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce Square D to enter into the Merger Agreement, Square D and the Stockholders entered into a Stockholders Voting Agreement, dated as of June 29, 2005 (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Stockholders have agreed, among other things, to vote all the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock owned by them (the “Owned Shares”) (i) in favor of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement, (ii) in favor of any other actions presented to holders of securities of the Company that are necessary or desirable in furtherance of the Merger Agreement, the Merger and all other transactions contemplated thereby, (iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Acquisition Proposal (as defined in the Merger Agreement) and (iv) against any amendment of the Company’s Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which would in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.  Each of the Stockholders has appointed Square D and any designee of Square D, and each of them individually, as such Stockholder’s proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, with full power of substitution and resubstitution, to vote and act on such Stockholder’s behalf and in such Stockholder’s name, place and stead with respect to such Stockholder’s Owned Shares, at any annual, special or other meeting of the Company’s stockholders with respect to any of the foregoing and to act by written consent with respect to the matters referred to above; provided, that Square D may not act by written consent to approve the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.

The Stockholders have also agreed not to (except as contemplated by the Voting Agreement) (i) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Common Stock or (ii) take any action that would prohibit, prevent or preclude such Stockholder from performing its obligations under the Voting Agreement, including, without limitation, the granting of a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares, other than to (x) convert any shares of preferred stock into shares of common stock and (y) enter into hedging transactions to the extent that such transactions would not be inconsistent with its obligations described above.

Each Stockholder also agreed not to (i) solicit, initiate, knowingly encourage or knowingly facilitate the making of an Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, (iii) other than informing persons of the existence of the provisions contained in the Voting Agreement, participate in any discussions or negotiations regarding, or furnish or disclose to any person (other than a party to the Merger Agreement) any non-public information in connection with any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Acquisition Proposal. The name of each Stockholder and the number of Owned Shares held by such Stockholder and subject to the Voting Agreement as of June 29, 2005 are set forth on Schedule I to the Voting Agreement.

The Voting Agreement and each of the obligations described above terminates upon the earlier to occur of (a) the consummation of the Merger and (b) the date of termination of the Merger Agreement in accordance with its terms.  A copy of the Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Pursuant to the Merger Agreement, at the effective time of the Merger: (i) the directors of Merger Sub will be the directors of the Surviving Corporation; (ii) the management of the Company will be the management of the Surviving Corporation; and (iii) the Certificate of Incorporation and Bylaws of Merger Sub will become the Certificate and Bylaws of the Surviving Corporation, except that the name of Merger Sub will be amended to be the name of the Company.

As a result of the Merger, the Common Stock will be delisted from the Nasdaq SmallCap Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  As a result of the Voting Agreement, the Reporting Parties may be deemed to be the beneficial owners of  6,552,709 shares of Common Stock (the “Subject Shares”), representing: (i) 597,866 shares of Common Stock owned by the Stockholders and subject to the Voting Agreement; and (ii) 5,954,843 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, par value $0.001 of the Company, owned by the Stockholders and subject to the Voting Agreement.  The Subject Shares constitute approximately 74.5% of  the Company’s outstanding Common Stock as of June 29, 2005, based upon the representations of the Company contained in the Merger Agreement.  The Reporting Parties disclaim ownership of the Subject Shares.

(c)  Except as described in this statement, there have been no transactions effected by the Reporting Parties or, to the knowledge of the Reporting Parties, any person named in Schedule A hereto, in the Company’s Common Stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Square D anticipates it will acquire the entire equity interest in the Company pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Square D or, to the best of Square D’s knowledge, any person listed on Schedule A hereto, and any person with respect to Common Stock of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of June 29, 2005, by and among Square D Company, Hera Acquisition Corp., Juno Lighting, Inc. and Schneider Electric SA.

2	Stockholders Voting Agreement, dated as of June 29, 2005, by and among Square D Company and the Stockholders named therein.

3	Joint Filing Agreement, dated as of July 11, 2005, by and among Schneider Electric SA and Square D Company.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005

SCHNEIDER ELECTRIC SA

By:	/s/ J. Pedro Salazar
Name: J. Pedro Salazar
Title: Senior Vice President and General Counsel

SQUARE D COMPANY

By:	/s/ Howard E. Japlon
Name: Howard E. Japlon
Title: Senior Vice President and General Counsel

SCHEDULE A

Directors and Executive Officers of
Schneider Electric SA and
 Square D Company

The following table sets forth the name, business address and present principal occupation or employment, and citizenship of each director and executive officer of Schneider and Square D.  Except as otherwise indicated below, the business address of each director or executive officer of Schneider is:  c/o Schneider Electric SA, 43-45 Boulevard Franklin-Roosevelt, Rueil-Malmaison, France
F-92500.  Except as otherwise indicated below, the business address of each director or executive officer of Square D is:  c/o Square D Company, 1415 South Roselle Road, Palatine, Illinois 60067.

Schneider Electric SA:

Name	Present Principal Occupation or Employment	Citizenship

Henri Lachmann (Director)	Chairman and Chief Executive Officer, Schneider Electric SA	France

Rene Barbier de La Serre (Director)	Member of the supervisory Board of Compagnie Financière Edmond De Rotchschild Compagnie Financière Edmond De Rotchschild : 47 Rue Faubourg Saint-Honoré – 75008 PARIS	France

Daniel Bouton (Director)	Chairman and Chief Executive Officer of Société Générale Société Générale – Tour Société Générale 17 cours Valmy – 92972 PARIS LA DEFENSE	France

Alain Burq (Director)	Project Management and Member of the Supervisory Board of the “Schneider Actionnariat” corporate mutual fund Schneider Electric – 89 Boulevard Franklin Roosevelt – 92500 Rueil Malmaison	France

Noël Forgeard (Director)	Chairman and Chief Executive Officer of EADS EADS – 37 Boulevard Montmorency – 75016 PARIS	France

Jerome Gallot (Director)	Senior Executive Vice Président Caisse des Dépôts et Consignations Caisse des Dépôts et Consignations – 66 Rue de Lille – 75007 PARIS	France

Willy R. Kissling (Director)	Corporate Directors Post Strasse N°4 – BP 8808 PFAEFFIKON (Suisse)	Switzerland

Gerard de La Martiniere (Director)	Chairman of Fédération Française des Sociétés d’Assurances Fédération Française des Sociétés d’Assurances : 26 Boulevard Haussmann – 75008 PARIS	France

James Ross (Director)	Corporate Directors Flat 4, 55 Onslow Square LONDON SW7 3LR (Grande-Bretagne)	United Kingdom

Chris C. Richardson (Director)	Former Executive Vice-President of Schneider Electric-s North American Division 1791 Highway 89, Calera, AL 35040 USA	United States

Piero Sierra (Director)	Special Advisor for the administration of Pirelli’s international companies PIRELLI SpA : Viale Sarca222 – 20126 MILANO (Italie)	Italy

Serge Weinberg (Director)	Chairman and Chief Executive Officer of Weinberg Investissements Weinberg Investissements : 40 rue de Courcelles – 75008 PARIS	France

Claude Bébéar (Non-voting Director)	Chairman of the Supervisory Board of Axa AXA : 25, avenue Matignon 75008 PARIS	France

Jean-Pascal Tricoire	Chief Operating Officer	France

Pierre Bouchut	Executive Vice-President Finance and Control Legal Affairs	France

Eric Pilaud	Executive Vice-President Strategic Deployment	France

Jean-François Pilliard	Executive Vice-President Human Resources and Communication	France

Michel Crochon	Executive Vice-President Customers & Market	France

Hal Grant	Executive Vice-President Globalization & Industry	France

Alain Marbach	Executive Vice-President Products & Technology	France

Julio Rodriguez	Executive Vice-President International & Iberian Operating Division	Spain

Dave Petratis	Executive Vice-President North American Operating Division	United States

Russell Stocker	Executive Vice-President Asia-Pacific Operating Division	United States

Christian Wiest	Executive Vice-President European Operating Division	France

Square D Company:

Name	Present Principal Occupation or Employment	Citizenship
Henri Lachmann (Director)	Chairman and Chief Executive Officer, Schneider Electric SA, 43-45 Boulevard Franklin-Roosevelt, Rueil-Malmaison, France F-92500	France

Pierre Bouchut (Director)	Executive Vice-President Finance and Control Legal Affairs, Schneider Electric SA, 43-45 Boulevard Franklin-Roosevelt, Rueil-Malmaison, France F-92500	France

Dave Petratis (Director)	Executive Vice-President North American Operating Division, Schneider Electric SA; President and CEO, Square D Company	United States

Lionel Finidori	Senior Vice President, Chief Financial Officer	France

Peggy P. Gann	Senior Vice President, Human Resources & Administration	United States

Howard E. Japlon	Senior Vice President, General Counsel	United States

Christopher B. Curtis	Senior Vice President, Sales	United States

Mary Frances Cox	Vice President, Operations	United States

Michael F. Hanrahan	Vice President, Product Management	United States

Amelia A. Huntington	Vice President, Business Development & Strategy	United States

J. Douglas Buchanan	Vice President, Quality	United States

Nic Gihl	Vice President, Sales Segment	United States